SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                       United Dominion Industries Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Shares, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    909914103
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                                 (CUSIP Number)

                                   Jane Beatty
                          5650 Yonge Street, 5th Floor
                            Toronto, Ontario M2M 4H5
                                 (416) 730-6178
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 14, 2000
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: Ontario Teachers' Pension Plan Board

2.   Check the Appropriate Box if a Member of a Group:  (a) |_|
                                                        (b) |_|

3.   SEC Use Only

4.   Source of Funds: 00-Other

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): |_|

6.   Citizenship or Place of Organization: Ontario, Canada

     Number of             7.       Sole Voting Power:  4,679,031
     Shares Beneficially
     Owned By              8.       Shared Voting Power:  -0-
     Each
     Reporting             9.       Sole Dispositive Power:  4,679,031
     Person With
                           10.      Shared Dispositive Power:  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 4,679,031

12.  Check box if the Aggregate Amount in Row (11) Excludes Certain Shares: |_|

13.  Percent of Class Represented by Amount in Row (11): 12.0%

14.  Type of Reporting Person: EP

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Ontario Teachers' Pension Plan Board ("Teachers") hereby amends its Schedule 13D Statement dated November 15, 1996, as amended by Amendment No. 1 dated November 18, 1997, as amended by Amendment No. 2 dated November 20, 1997, as amended by Amendment No. 3 dated January 15, 1998, as amended by Amendment No. 4 dated October 22, 1998, as amended by Amendment No. 5 dated March 25, 1999, as amended by Amendment No. 6 dated October 26, 1999 and as amended by Amendment No. 7 dated January 31, 2000 (the "Schedule 13D"), relating to the Common Stock, no par value (the "Stock"), of United Dominion Industries Limited (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2. IDENTITY AND BACKGROUND.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a)-(c) This Schedule 13D Statement is being filed by Teachers. Teachers is sometimes hereinafter referred to as the "Reporting Person."

     Teachers is an Ontario, Canada corporation, the principal business of which is the administration of a pension plan and management of a pension fund for Ontario teachers. The principal business address of Teachers is 5650 Yonge Street, 5th Floor, Toronto, Ontario M2M 4H5. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Teachers are as follows:


                                           Residence or                         Principal Occupation
         Name                            Business Address                           Employment
         ----                            ----------------                           ----------
Claude Lamoureux                      5650 Yonge Street                      President and Chief Executive Office
                                      5th Floor                              of Teachers
                                      Toronto, Ontario
                                      M2M 4H5

Robin Korthals                        121 King Street West                   Retired Financial Executive
(Chairperson)                         Suite 2525
                                      Toronto, Ontario
                                      M5H 3T9

Jalynn Bennett                        247 Davenport Road                     President of Jalynn H. Bennett
(Director)                            Suite 303                              Associates, a strategic planning
                                      Toronto, Ontario                       consulting firm whose principal
                                      M5R 1J9                                business address and office are the
                                                                             same as for Ms. Bennett

David Lennox                          55 Lombard Street                      Retired Secretary for Ontario Public
(Director)                            Suite 413                              School Teachers' Federation, a
                                      Toronto, Ontario                       teachers' union
                                      M5C 2R7

Ann Finlayson                         440 Markham Street                     Self-employed journalist, speaker,
(Director)                            Toronto, Ontario                       freelance editor and consultant
                                      M6G 2L2

Lucy Greene                           1736 Caughey Lane                      Retired Human Resources Executive for
(Director)                            Penetang, Ontario                      Sun Life Assurance Company of Canada
                                      L9M 1X4

Geof Clarkson                         P.O.  Box 251                          Retired Partner with Ernst & Young
(Director)                            Toronto-Dominion Centre
                                      Toronto, Ontario
                                      M5K 1J7

Gary Porter                           820-439 University Ave.                Self-employed Chartered Accountant
(Director)                            Toronto, Ontario
                                      M5G 1Y8

Ralph Lean, Q.C.                      Cassels Brock & Blackwell              Corporate & Commerical Lawyer
(Director)                            40 King Street West
                                      Suite 2100
                                      Toronto, Ontario
                                      M5H 3C2

John S. Lane, C.F.A.                  77 Dawlish Avenue                      Retired Senior Vice President,
(Director)                            Toronto, Ontario                       Investments Sun Life Assurance
                                      M4N 1H2                                Company of Canada

Robert Bertram                        5650 Yonge Street                      Senior Vice President, Investments of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Allan Ressor                          5650 Yonge Street                      Senior Vice President, Member Services
                                      5th Floor                              and Chief Information Officer of
                                      Toronto, Ontario                       Teachers
                                      M2M-4H5

John Brennan                          5650 Yonge Street                      Vice President, Human Resources and
                                      5th Floor                              Public Affairs of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Andrew Jones                          5650 Yonge Street                      Vice President, Finance of Teachers
                                      5th Floor
                                      Toronto, Ontario
                                      M2M-4H5

Peter Maher                           5650 Yonge Street                      Vice President, Internal Audit of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Roger Barton                          5650 Yonge Street                      Vice President, General Counsel and
                                      5th Floor                              Secretary of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Rosemarie McClean                     5650 Yonge Street                      Vice President, Client Services of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Morgan McCague                        5650 Yonge Street                      Vice President, Quantitative
                                      5th Floor                              Investments of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Neil Petroff                          5650 Yonge Street                      Vice President, International Equity,
                                      5th Floor                              Fixed Income and Foreign Exchange of
                                      Toronto, Ontario                       Teachers
                                      M2M-4H5

Brian Gibson                          5650 Yonge Street                      Vice President, Equities of Teachers
                                      5th Floor
                                      Toronto, Ontario
                                      M2M-4H5

Michael Lay                           5650 Yonge Street                      Vice President, Merchant Banking of
                                      5th Floor                              Teachers
                                      Toronto, Ontario
                                      M2M-4H5

Brian Muzyk                           5650 Yonge Street                      Vice President, Real Estate of Teachers
                                      5th Floor
                                      Toronto, Ontario
                                      M2M-4H5

Leo de Bever                          5650 Yonge Street                      Vice President, Research & Economics
                                      5th Floor                              of Teachers
                                      Toronto, Ontario
                                      M2M-4H5

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the directors and the executive officers of Teachers are citizens of Canada.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used or to be used by the Reporting Person to purchase shares of the Stock are as follows:

                 SOURCE OF FUNDS              AMOUNT OF FUNDS
                 Pension Fund Assets          $170,832,385.14 (1)

     (1) This figure represents the total amount expended by Teachers for all purchases of shares of the Stock. For shares of Stock purchased on or before November 8, 1996, Canadian dollar amounts are converted to U.S. dollar amounts based on the exchange rate for November 8, 1996. For all purchases after November 8, 1996 to the date of this Amendment, the exchange rate on the date of such purchase is used.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) At the close of business on March 14, 2000, Teachers beneficially owned 4,679,031 shares of Stock pursuant to Rule 13d-3 of the Act, which constitutes approximately 12.0% of the outstanding shares of Stock. Pursuant to publicly available information 39,042,937 shares of the Stock were outstanding on September 30, 1999.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b) Teachers has the sole power to vote or direct the vote and to dispose or direct the disposition of 4,679,031 shares of the Stock.

     (c) The following table describes transactions in the Stock by Teachers since January 28, 2000 (the date of the last transactions reported by Teachers in Amendment No. 7 to the Schedule 13D) through March 14, 2000.


------------ ----------- ------------- -----------     --------------------
Date of      Number of   Purchase (P)  Price per       Where and how
Transaction  Securities  or Sale (S)   Share*          transaction effected
------------ ----------- ------------- -----------     --------------------

2/3/00       8,800       P             20.34           All transactions effected
                                                       through a broker on the
2/4/00       11,700      P             20.19           Toronto Stock Exchange
                                                       except that the
2/7/00       4,700       P             20.22           transaction noted ** was
                                                       effected on the New York
2/7/00       2,500       P             20.14           Stock Exchange

2/7/00       244,800     P             20.08

2/8/00       33,700      P             19.71

2/8/00       1,100       P             19.53

2/9/00       8,000       P             19.75

2/29/00      3,000**     P             17.22

2/29/00      6,100       P             17.28

3/1/00       2,500       P             17.29

3/9/00       17,000      P             16.26

3/10/00      21,400      P             16.15

3/10/00      4,200       P             16.14

3/10/00      3,000       P             16.14

3/13/00      4,100       P             16.23

3/14/00      16,900      P             16.27

3/14/00      4,100       P             16.29



     *Price per Share is net of commissions.

     Except as described above, neither Teachers nor, to the best knowledge of Teachers, any of the persons listed in Item 2 effected any transactions in the Common Stock since January 28, 2000 (the date of the last transactions reported by Teachers in Amendment No. 7 to the Schedule 13D) through March 14, 2000.

     (d) Except as set forth herein, the Reporting Person affirms that no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: March 15, 2000

                                  ONTARIO TEACHERS' PENSION PLAN BOARD,
                                  an Ontario, Canada corporation


                                  By: /s/ Jane Beatty
                                      ---------------
                                     Name:   Jane Beatty
                                     Title:  Legal Counsel, Investments